UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 10)
APOLLO GOLD CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03761E 102
(CUSIP Number)
Ben Au 1540 Cornwall Road, Suite 212 Oakville, Ontario L6J 7W5 Canada (905) 815-9855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 03761E 102 ______________________________________________________________________________________________
1. Names of Reporting Persons. ST ANDREW GOLDFIELDS LTD.
______________________________________________________________________________________ 2. Check the Appropriate Box if a Member of a Group (see instructions) (a) N/A (b) N/A
______________________________________________________________________________________ 3. SEC Use Only
______________________________________________________________________________________ 4. Source of Funds (see instructions) N/A (disposition of shares)
______________________________________________________________________________________ 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
______________________________________________________________________________________ 6. Citizenship or Place of Organization ONTARIO, CANADA
______________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 17,126,534(1)
_________________________________________________________________________
8. Shared Voting Power N/A
_________________________________________________________________________
9. Sole Dispositive Power 17,126,534(1)
_________________________________________________________________________
10. Shared Dispositive Power N/A
______________________________________________________________________________________ 11. Aggregate Amount Beneficially Owned by Each Reporting Person 17,126,534(1)
______________________________________________________________________________________ 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
______________________________________________________________________________________ 13. Percent of Class Represented by Amount in Row (11) 7.7%(2)
______________________________________________________________________________________ 14. Type of Reporting Person (See Instructions) CO

(1)         Includes 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011, at an exercise price of CDN$0.65 (US$0.52(3)) per share.

(2)         Based on 219,860,257 shares of common stock issued and outstanding as at January 14, 2009 and includes 1,200,000 shares of common stock issuable to St Andrew upon exercise of warrants as set forth above.

(3)         U.S. Dollar equivalent based on the noon buying rate in Canada for cable transfers on January 14, 2009, as certified for customs purposes by the Bank of Canada, of US$1.00 = CDN$1.2383.

This Schedule 13D/A amends and supplements the Schedule 13D filed December 14, 2006, as amended by Schedule 13D/A filed January 16, 2007, February 6, 2007, February 21, 2007, September 4, 2007, September 10, 2007, July 28, 2008, November 14, 2008, December 15, 2008 and December 23, 2008, by St Andrew Goldfields Ltd. (the "Company" or "St. Andrew") pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1. Security and Issuer

This Schedule 13D/A relates to the shares of common stock of Apollo Gold Corporation ("Apollo Gold"), a corporation organized under the laws of the Yukon Territory, Canada. Apollo Gold maintains its principal office at 5655 South Yosemite Street, Suite 200, Greenwood Village, Colorado 80111-3220.

Item 2. Identity and Background

  Name

  This Schedule 13D/A is filed by St Andrew Goldfields Ltd., a corporation incorporated pursuant to the laws of the Province of Ontario, Canada. St. Andrew is a gold mining and exploration company.

  Business Address

  The address of the principal business offices of the Company is:

  1540 Cornwall Road Suite 212
  Oakville, Ontario
  Canada L6J 7W5

  Present principal occupation or employment of directors and officers and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  See section f below.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

  Neither St. Andrew nor any executive officer, director or person owning more than 10% of the outstanding shares of St Andrew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

  Other than as described below, neither the Company nor any executive officer, director or person owning more than 10% of the outstanding shares of St Andrew, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is any one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  By letter dated September 20, 2007, St Andrew was advised by the United States Securities and Exchange Commission (the "SEC") that Heritage American Resource Corp. ("Heritage American") was in default of its reporting obligations under Section 13(a) of the Exchange Act. Heritage American was a predecessor company of Heritage Exploration Ltd. ("Heritage"), which St Andrew acquired in 2005 and amalgamated with effective January 1, 2006. As a result of the acquisition and amalgamation, St Andrew qualified as a "successor issuer" to Heritage American under the Exchange Act. As such, it was determined that St Andrew would have been required to bring all delinquent filings of Heritage American, Heritage and St Andrew current with the SEC or, alternatively, consent to the issuance of an order by the SEC pursuant to which the common shares of St Andrew (as successor issuer to Heritage American) would be deregistered under the Exchange Act. St Andrew determined that the appropriate course of action would be to consent to a deregistration order under Section 12(j) of the Exchange Act. As such, on May 12, 2008, St Andrew executed an offer of settlement agreement, voluntarily consenting to a deregistration order by the SEC, and on August 18, 2008, the SEC issued an order revoking registration of St Andrew's securities pursuant to Section 12(j) of the Exchange Act.

  Citizenship.

The following table sets out the name, principal occupation and citizenship of the executive officers, directors and persons holding more than 10% of the outstanding shares of St Andrew as of the date hereof. The address of the directors and officers and holders of greater than 10% of the outstanding shares of the Company is 1540 Cornwall Road Suite 212, Oakville, Ontario, Canada L6J 7W5.

Name	Principal Occupation	Citizenship
Herbert Abramson Ontario, Canada Chairman and Director	Chairman and Chief Executive Officer, Trapeze Capital Corp.; and Chairman, Trapeze Asset Management Inc. (investment management companies)	Canadian
Stephen Burns, C.A. Ontario, Canada Director	Vice-Chairman, Intelligarde International Inc. (a private law enforcement company); and Chairman, Stefi Media Group Inc. (a media company)	Canadian
Jacques Perron Ontario, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer of St Andrew Goldfields Ltd.; and Chief Executive Officer, Mystery Creek Resources, Inc. (a mining exploration company)	Canadian
Paul C. Jones Colorado, USA Executive Vice-President and Director

Executive Vice-President of St Andrew Goldfields Ltd.; President of Sovereign Management Group, Ltd. (a wealth management company); and President, Mystery Creek Resources, Inc. (a mining exploration company)

American
Warren Seyffert Ontario, Canada Director	Corporate Director	Canadian
Bernard Kraft, C.A Ontario, Canada Director	Consultant to Kraft Berger LLP (chartered accounting firm)	Canadian
Gerald A. Slan, F.C.A Ontario, Canada Director	President, Slan Advisors Inc. (financial consulting firm)	Canadian

Name	Principal Occupation	Citizenship
Louis Gignac Quebec, Canada Director	President, G Mining Services Inc. (mining consulting firm)	Canadian
Ben Au Ontario, Canada Chief Financial Officer, Vice-President, Finance and Administration	Chief Financial Officer, and Vice-President, Finance and Administration, of St Andrew Goldfields Ltd.	Canadian
Linda Weinzettl Ontario, Canada Corporate Secretary	Corporate Secretary of St Andrew Goldfields Ltd.	Canadian
Michael Michaud Ontario, Canada Vice-President, Exploration	Vice-President, Exploration of St Andrew Goldfields Ltd.	Canadian
Duncan Middlemiss Ontario, Canada Vice-President and General Manager, East Timmins Operations	Vice-President and General Manager, East Timmins Operations of St Andrew Goldfields Ltd.	Canadian
Edward Abramson Ontario, Canada Shareholder	Real Estate Agent	Canadian
Adam Abramson Ontario, Canada Shareholder	Lawyer	Canadian
Randall Abramson Ontario, Canada Shareholder	Investment Manager	Canadian

Item 3. Source and Amount of Funds or Other Consideration

The transactions reported by St Andrew herein relate to the disposition of shares of Apollo Gold. No funds were utilized by the Company in connection with the transactions described herein.

Item 4. Purpose of Transaction

Since the date of St Andrew's most recent Schedule 13D/A filing (filed December 23, 2008), St Andrew has sold an aggregate of 3,152,895 shares of Apollo Gold in ordinary broker transactions pursuant to its Rule 10b5-1 share trading plan dated September 19, 2008 (the "Sales Plan") with GMP Securities L.P. as agent. The Sales Plan provides for the orderly sale of up to 28,675,000 shares of common stock Apollo Gold in compliance with the requirements of Rule 10b5-1(c)(1) under the Exchange Act. These shares have been registered for resale under a registration statement filed by Apollo Gold under the Securities Act of 1933, as amended, on Form S-3 (the "Registration Statement") on April 24, 2008 (SEC file no. 333-150431), and declared effective by the SEC on May 7, 2008.

St Andrew determined to sell the shares as part of its overall investment strategy. In particular, given the recent weakening of the commodities markets and the global economy in general, St Andrew determined that it would be in its best interests and the best interests of its Shareholders to sell the Apollo Gold shares held by it for cash.

The following table sets out sales of shares of Apollo Gold by the Company pursuant to the Sales Plan between December 23, 2008 (the filing date of St Andrew's previously filed Schedule 13D/A) and the date hereof:

Date of Sale	No. of Sales Plan Shares Sold	Price per Sales Plan Share (USD)	Aggregate Gross Sales Proceeds (USD)

January 5, 2009	45,000	$0.2602*	$11,709.00*
January 6, 2009	608,000	0.2622*	159,417.60*
January 6, 2009	131,680	0.26	34,236.80
January 7, 2009	10,500	0.2615*	2,745.75*
January 7, 2009	24,000	0.2362*	5,668.80*
January 7, 2009	100,000	0.2356	23,560.00
January 7, 2009	100,000	0.23	23,000.00
January7, 2009	200,000	0.2399	47,980.00
January 8, 2009	5,000	0.2439*	1,219.50*
January 9, 2009	46,500	0.2432*	11,308.80*
January 9, 2009	100,000	0.23	23,000.00
January 9, 2009	138,605	0.24	33,265.20
January 12, 2009	2,500	0.2318*	579.50*
January 12, 2009	22,500	0.2401*	5,402.25*
January 12, 2009	200,000	0.21	42,000.00
January 12, 2009	100,000	0.215	21,500.00
January 12, 2009	200,000	0.2204	44,080.00
January 13, 2009	250,000	0.20	50,000.00
January 13, 2009	175,110	0.21	36,773.10
January 14, 2009	143,500	0.2100*	30,135.00*
January 14, 2009	150,000	0.19	28,500.00
January 14, 2009	200,000	0.197	39,400.00
January 14, 2009	200,000	0.20	40,000.00
Total:	3,152,895		$715,481.30

*     Relates to sales transactions effected in Canadian dollars over the facilities of the Toronto Stock Exchange: U.S. dollar equivalents are based on the noon buying rate in Canada on the respective dates of sale, as certified for customs purposes by the Bank of Canada.

All sales described herein were made over the Toronto Stock Exchange or American Stock Exchange.

Except as otherwise disclosed herein, St Andrew has no current plans or proposals that relate to or would result in:

  the acquisition by any person of additional securities of Apollo Gold, or the disposition of securities of Apollo Gold;

  any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Apollo Gold or any of its subsidiaries;

  a sale or transfer of a material amount of the assets of Apollo Gold or any of its subsidiaries;

  any change in the present board of directors or management of Apollo Gold, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of Apollo Gold;

  any other material change in Apollo Gold's business or corporate structure including, but not limited to, if Apollo Gold is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  changes in Apollo Gold's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of Apollo Gold by any person;

  causing a class of securities of Apollo Gold to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of Apollo Gold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Company beneficially owns, and has the sole power to vote and to dispose of, 17,126,534 shares of Apollo Gold's common stock (including 1,200,000 shares of common stock issuable pursuant to warrants exercisable until July 24, 2011 as described herein), representing approximately 7.7% of Apollo Gold's issued and outstanding common stock. No other person named in Item 2 owns shares of Apollo Gold.

Except as described in Item 4 above, no transaction in shares of Apollo Gold have been effected since the December 23, 2008 filing of the Company's previous Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationship among the Company and the persons named in Item 2 or between such persons and any other person in respect of shares of Apollo Gold other than the Sales Plan as disclosed in Item 4.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 14, 2009
"Ben Au"
Ben Au Chief Financial Officer; Vice-President, Finance and Administration